Exhibit 21.1

Company Name:	Jurisdiction
China XD Plastic Company Limited	Nevada, United States of America
Favor Sea Limited	British Virgin Islands
Xinda Holding (HK) Company Limited	Hong Kong
Xinda (HK) Trading Company Limited	Hong Kong
Al Composites Materials FZE	United Arab Emirates
Heilongjiang Xinda Enterprise Group Company Limited	People's Republic of China
Heilongjiang Xinda Composite Materials Company Limited	People's Republic of China
Sichuan Xinda Enterprise Group Company Limited	People's Republic of China
Xinda CI (Beijing) Investment Holding Company Limited.	People's Republic of China
Chongqing Wanshengxiang Macromolecule Materials Company Limited	People's Republic of China

* This list of subsidiaries is as of December 31, 2016.

This list of subsidiaries corrected the names of certain entities in prior years due to translation from Chinese to English.